EXHIBIT 19.1

WW International, Inc.

Amended and Restated Securities Trading Policy

Set forth below is the policy of WW International, Inc. and its subsidiaries (collectively, “WW”) regarding securities trading. This securities trading policy is subject to change without prior notification.

WW, members of the Board of Directors (the “Board”) of WW (“Directors”) and WW employees must, at all times, comply with the securities laws of the United States and all applicable jurisdictions. Any violation of this securities trading policy may result in immediate dismissal and any violation of United States securities laws may subject the individual involved to both civil and criminal penalties. This is an extremely important matter, and we urge you to read the following with care.

The trading restrictions and policies described in Section 1 below apply to all WW Directors and employees. WW Directors, officers and certain other managers and employees are also subject to the trading restrictions and policies described in Section 2 below.

Section 1. Directors and All Employees

Prohibitions Against Trading On or Tipping Non-Public Information

United States securities laws and related rules prohibit any person who is aware of material, non-public information about a company from purchasing or selling that company’s securities and from communicating such information to any other person if that person may use it to purchase or sell that company’s securities or decide not to trade. Material information is any information that a reasonable investor would consider important in determining whether to buy, sell or hold securities. Non-public information is information that has not been shared with the investing public (for example, discussed in a press release or earnings call, reported by a national news service, or appeared in a filing with the U.S. Securities and Exchange Commission).

WW employees and Directors may not purchase, sell, gift or otherwise acquire, transfer or dispose of WW securities while aware of material, non-public information concerning WW. In addition, WW employees and Directors may not purchase, sell, gift or otherwise acquire, transfer or dispose of securities issued by any company with which WW has or is pursuing a commercial relationship while aware of material, non-public information concerning that company. WW policy prohibits WW employees and Directors from communicating to any other person (potentially including other WW employees) any non-public information concerning WW (or any other corporation or business) obtained in the course of his or her employment or Board membership, except to the extent necessary to perform work for WW. This policy also requires WW employees and Directors to refrain from discussing non-public information under circumstances where it could be overheard. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information. The unauthorized disclosure of information could result in serious consequences to the employee or Director as well as to WW, whether or not such disclosure is made for the purpose of facilitating improper trading in securities.

In addition to other circumstances in which it may be applicable, this confidentiality policy especially applies to inquiries about WW from the press, financial analysts or other members of the financial or investment community. Neither Directors nor WW employees should respond to such inquiries unless expressly authorized to do so. Instead these inquiries should be referred to either the Chief Financial Officer or the Chief Legal and Administrative Officer of WW who will respond or forward them to the WW Public Relations or Investor Relations team as appropriate.

WW employees and Directors who have an investment in a company with which they recommend WW does business (or in a company that they are recommending for an alliance or other relationship with WW) must disclose this information to either the Chief Financial Officer or the Chief Legal and Administrative Officer of WW. Similarly, while WW employees and Directors remain associated with a transaction or other relationship involving such other company, they should consult with either the Chief Financial Officer or the Chief Legal and Administrative Officer of WW before trading in the securities of such company.

A determination as to whether information is material or non-public depends on all of the related facts and circumstances. Information that you should consider material includes:

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earnings results, estimates and guidance and changes in previously released earnings results, estimates or guidance;
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recruitment figures;
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significant merger, acquisition or divestiture, capital structure, or credit proposals or agreements;
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new service/product offerings or significant news relating to service/product offerings;
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major customer contracts;
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dividend changes;
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major litigation;
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extraordinary management developments;
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restructuring or layoffs; and
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changes in auditors.

These examples are meant to help illustrate types of material information and the list is not meant to be complete. In addition, it should be emphasized that material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could be material.

10b5-1 Plans

The sole exception to this prohibition on purchasing or selling securities while a WW employee or Director has material, non-public information is if the purchase or sale is made pursuant to a certain type of pre-existing written plan or arrangement entered into in advance at a time when the WW employee or Director does not have material, non-public information. These plans are called “10b5-1 Plans” because they are governed by Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended. These plans must be approved in advance by the Chief Legal and Administrative Officer of WW at the time you set them up, and any amendment to or termination thereof must also have such advance approval. A 10b5-1 Plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow. If you know you want to buy or sell securities at a certain price or at a particular time and you do not want to risk that you might be prohibited from doing so because you have material, non-public information at that time, you should set up a 10b5-1 Plan in advance. Otherwise, you may have to forgo a proposed transaction in the securities, even though you may have planned to make the purchase or sale before learning of the material, non-public information and even though you may suffer an economic loss because you cannot proceed with the purchase or sale because you have material, non-public information.

Prohibition on Hedging and Short-Term Trading

WW employees and Directors may not engage in any hedging or monetization transactions with respect to WW securities, including, but not limited to, through the use of financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted as compensation or held directly or indirectly, such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments. Short-term investment activity in WW securities, such as trading in or writing options, arbitrage trading or “day trading,” is not appropriate under any circumstances, and accordingly is also prohibited. In addition, WW employees and Directors may not take “short” positions in WW securities.

Section 2. Directors, Officers and Other Designated Managers and Employees

General

In addition to the trading restrictions and policies which apply to all WW employees and Directors, WW requires that all Directors, officers and certain other managers and employees obtain prior written approval to purchase, sell, gift or otherwise acquire, transfer or dispose of WW securities. This requirement for written approval applies not only to the designated insiders themselves, but also to their spouses, minor children and any other family members having the same home as them. It also applies to any other accounts for which they make or influence investment decisions, such as an account for a member of their family who consults them about investment decisions or a trust account or other account as to which they have investment authority. Requests for approval must be sent in writing to the Chief Legal and Administrative Officer of WW prior to any acquisition, transfer or disposition of WW securities. Below is additional information regarding the WW securities trading approval process.

Any violation of the securities trading policy or failure to comply with the approval process may result in dismissal and any violation of United States securities laws may result in serious civil and criminal penalties under the law.

Window Periods

Directors, officers and other designated managers and employees may only acquire, transfer or dispose of WW securities after obtaining WW written approval. WW has established four “windows” of time during the fiscal year during which requests for approval may be submitted in writing and approved acquisitions, transfers or dispositions may be performed. These windows follow the times during which WW issues financial press releases and communicates financial results with investors. Approval for acquisitions, transfers or dispositions of WW securities will generally be granted only during a window period, and the transaction may only be performed during the window period for which the written approval was granted. Please bear in mind that, even if the proposed transaction falls within a window period, it is still subject to the law prohibiting trading when the buyer or seller has material, non-public information and may not be approved. Furthermore, approval may be revoked if the insider becomes aware of new material, non-public information during the window period.

In order to assist insiders in complying with this securities trading policy, WW will deliver an e-mail (or other communication) notifying them when the window period will open and close. The delivery or nondelivery by WW of these e-mails (or other communication) does not relieve you of your obligation to only acquire, transfer or dispose of WW securities in full compliance with this securities trading policy.

Generally, a window period begins with the third trading day on the Nasdaq Stock Market after the day on which WW makes a public news release of its quarterly earnings for the prior fiscal quarter. That same trading window closes no later than the first day of the last fiscal month of the then current fiscal quarter. Although a window period generally lasts two to four weeks, its length depends on corporate developments and you are strongly encouraged to make your investment decisions as early as possible to avoid the earlier closing of a window period due to new developments. After the close of the window period, you may not acquire, transfer or dispose of any WW securities, and requests for approval may not be submitted until the following window period.

The window period is also the time you would establish a trading program pursuant to a 10b5-1 Plan that can continue into closed periods. A 10b5-1 Plan is the safest way to avoid suspicion of insider trading and allows you to adopt a periodic trading plan without regard to future window periods. This is especially true if you find you are constantly in possession of material, non-public information which would preclude you from trading, even during open window periods. These plans can only be entered into, amended or terminated during an open window period with the approval of the Chief Legal and Administrative Officer of WW and only if you are not in possession of material, non-public information. See Section 1 for further information on 10b5-1 Plans.

Stock Options

Directors, officers and other designated managers and employees may exercise and hold stock options without regard to the window periods where the exercise price and applicable withholding tax are paid in cash. However, “broker’s cashless exchanges” and options exercises where shares are withheld or traded in order to pay the exercise price or withholding taxes are subject to approval and must be performed during a window period.

Material, Non-Public Information

You cannot acquire, transfer or dispose WW securities even during a window period should you be in possession of material, non-public information concerning WW. Only you can determine if you have inside knowledge that would put you at an unfair advantage in the market place. For example, if a material acquisition or divestiture is pending, if market conditions should change abruptly or if a forthcoming publication in the financial press may affect the relevant securities market, you may not acquire, transfer or dispose WW securities. You should consult the Chief Legal and Administrative Officer of WW whenever you are in doubt.

Processing Time

To the extent possible, requests for approval will be processed within 24 hours after receipt in writing. Approval is in the sole discretion of WW.

Section 3. Conclusion

We expect all WW employees and Directors to abide by the foregoing trading restrictions and policies. Any violation may result in immediate dismissal and any violation of United States securities laws may subject you to both civil and criminal penalties. Any questions concerning the trading restrictions and policies set forth above should be directed to the Chief Legal and Administrative Officer of WW. You should not try to resolve any uncertainties on your own. However, pre-clearance in no way relieves any person of his or her own legal obligation to refrain from trading while in possession of material, non-public information, and any action on the part of WW pursuant to this securities trading policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

If you have questions, please contact the Chief Legal and Administrative Officer of WW, at 18 West 18th Street, 7th Floor, New York, New York 10011, or by telephone at (212) 589-2700.

Effective as of December 8, 2025